Contact

www.linkedin.com/in/laurayecies
(LinkedIn)

www.thekitchensync.co (Blog)

Top Skills

SaaS

Product Management

Start-ups

Languages

Spanish (Professional Working)

French (Professional Working)

Portuguese (Limited Working)

Hebrew (Limited Working)

Honors-Awards

SugarSync Ranks 99 on Inc 500

Top Female CEO of 2012

Top Women in Business

Laura Yecies

CEO of Osteoboost, revolutionizing bone health to promote strength and longevity for patients everywhere

San Francisco Bay Area

Summary

Experienced CEO, Marketer and Strategist with proven ability to develop and market award-winning products, build teams, create profitable business models, scale businesses as well as profitably exit. Over 30 years of experience leading the design, development, launch, and commercial growth of high-profile, successful global technology products and services. Public spokesperson and recognized industry thought leader frequently sought out by the media in health technology, neuroscience, cloud, mobile, security, and collaboration. Deep functional leadership in global sales, product development and delivery, marketing, and business partnerships. Strong ability to partner with technologists and scientists and build teams to accelerate results and capture market value. Passionate, multilingual internationalist with expertise in building global business.

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Experience

Osteoboost Health

5 years 5 months

Chief Executive Officer and Board Member
December 2020 - Present (5 years)
San Francisco, California, United States

Board Member
July 2020 - Present (5 years 5 months)

The ExCo Group (formerly Merryck & Co. Americas)

Executive Mentor
October 2021 - Present (4 years 2 months)

DigitalDx Ventures

Entrepreneur in Residence
April 2020 - Present (5 years 8 months)

Menlo Park, California, United States

Fabric Genomics

Strategic Advisor

March 2020 - November 2021 (1 year 9 months)

San Francisco, California, United States

Green D Ventures

Investment Committee Member

September 2017 - 2021 (4 years)

Greater Boston Area

Akili Interactive

Strategy, marketing and business development consultant

November 2019 - December 2020 (1 year 2 months)

San Francisco Bay Area & Boston

SyncThink, Inc.

Chief Executive Officer, Board Member

February 2018 - September 2019 (1 year 8 months)

Palo Alto, CA

SyncThink uses eye-tracking in VR and AI to help clinicians diagnose and treat concussion and other neurological disorders. Drove strategy, product expansion and commercialization.

• Closed major contracts establishing SyncThink as a standard at over a dozen leading health systems including Cleveland Clinic, Houston Methodist, Texas Health, DC Children's, Mass General, UCLA and Stanford as well as professional and college sports teams and specialized clinics in the US and abroad.

• Executed on large platform partnerships with Magic Leap and Microsoft setting up the transition from a device to software and services company

• Established first clinical trials partnerships with major pharmaceutical companies

• Expanded pure diagnostic platform to add digital therapeutic component and as well as vestibular modalities

• Achieved FDA breakthrough device status established reimbursement pathway and new pricing model

• CEO award winner frequent public speaker and quoted expert on HealthTech, Brain Health, VR, AI, and Startups

Mobilize Networks
Chief Operating Officer, Chief Marketing Officer
August 2016 - February 2018 (1 year 7 months)
San Francisco

Mobilize bridges the communication gap between leaders and their networks of partners-used by over 100 customers such as Microsoft, MasterCard, Docker, Etsy, The United Nations. Brought in by board to help founding CEO develop product strategy, create and execute on initial sales, & marketing plan and recruit the US team. Built full marketing program and led strategic M&A activities.

Context Engines
Cofounder, CEO
September 2014 - March 2016 (1 year 7 months)
Woodside, CA

Catch.com (Acquired by Apple)
Chief Executive Officer
March 2013 - December 2013 (10 months)
San Francisco, CA

Catch was the leader in collaborative mobile note-taking. After serving as an advisor to the company I stepped in as CEO to develop the company's strategy, enhance the product line and develop the business model. I achieved a profitable exit by selling the company to Apple.

SugarSync
C.E.O., Board of Directors
December 2008 - April 2013 (4 years 5 months)
San Mateo, CA

Joined pre-revenue, venture-backed startup and grew the company to over $20 million in sales in just over 4 years yielding multiple nine-figure acquisition offers. SugarSync was the leading pioneer in cloud-based mobile data synchronization, back-up and file sharing and was acquired by J2Global.
• Built executive team and grew organization from 13-70 employees plus 40 overseas contractors.
• Grew user base from a few thousand to over 7 million.
• Frequent speaker, spokesperson on cloud and collaboration technologies.
• Raised over $30M in venture capital equity financing at significantly increasing valuations.

• Established attractive SaaS model business based on low cost freemium, viral as well as paid customer acquisition, with market leading conversion, retention, and customer satisfaction (NPS) metrics.
• Created strategic partnerships with Samsung, Lenovo, Korea Telecom, Telefonica, Orange, Softbank, and others.
• Led major redesign of SugarSync platforms as well as innumerable projects leading to multiple best in class product awards including Gizmodo, CNet, PCMagazine, PCWorld, WSJ, NYTimes
• Leadership awards including: Inc. 500–Top Female CEO of 2012, 2011 Stevie Award for Women in Business, Gold Medal; Featured CEO in NYTimes, WSJ, SF Chronicle, SF Business Times. SF Business Times top place to work

Check Point Software Technologies
Vice President Marketing, General Manager
June 2005 - December 2008 (3 years 7 months)
Redwood Shores, CA

Responsible for Check Point's global marketing functions including product marketing, corporate communications, channel marketing and lead generation programs. Succeeded Zone Labs CEO (post-acquisition) as General Manager of the independently-operated worldwide consumer and small business division at Check Point.
• Created and launched a new corporate strategy messaging, positioning, and design
• Closed first major PC OEM distribution deals, first 5 ISP distribution deals and partnerships with 2 leading banks
• Won all of the major editor's choice awards – PCMagazine, PCWorld, CNet, Laptop Magazine, Consumer Reports
• Launched new small business product new consumer-oriented secure wireless router

Metalincs (acquired by Seagate Technology)
Chief Marketing Officer
2005 - 2005 (less than a year)
Mountain View, CA

Led strategy and marketing efforts for this E-Discovery startup that was acquired by Seagate.

Yahoo!
General Manager, Yahoo Mail
September 2003 - June 2004 (10 months)

Led design, development and delivery of Yahoo! Mail in 13 languages and 21 countries. Managed product marketing and project management and activities including direct marketing, PR, UI and product. Spokesperson with industry and press
• Grew advertising revenue 75% through improved targeting and placement. Exceeded user and revenue growth targets
• Drove next-generation interface design project and system re-architecture
• Initiated global expansion to bring Yahoo! Mail to 10 new markets using internationalized development process

Netscape Communications
Vice President Client Product (Browser) Division
1997 - 2003 (6 years)
Mountain View, CA

Promoted to lead 230-person cross-functional division with $50 million annual budget. Responsible for development of the Netscape client product suite and related products and tools encompassing product marketing, evangelism, engineering, QA, project management, documentation, internationalization and customer support.
• Led design and development of Netscape 7.0, Netscape's most successful browser in five years. 7.0 achieved 15 million downloads in four months and received the highest user rating on the major software review sites
• Negotiated agreements and managed joint development projects with Sony, Sun, HP SGI, IBM, Nokia, and Redhat
• Led development and process improvement for Netscape's open source initiative mozilla.org
• Primary Netscape product spokesperson with print, online and radio media
• Consistently achieved highest metrics for employee satisfaction, diversity and low turnover

Gupta
Marketing Director, Asia Pacific/Latin America Business Development
1994 - 1995 (1 year)
Menlo Park, CA

Informix Software
Marketing Manager, Latin American Sales Manager
1988 - 1994 (6 years)
Menlo Park Ca, Sao Paulo Brazil

Education

Harvard Business School
MBA, Business

Stanford University
Stanford Genetics & Genomics Certificate Program

Georgetown School of Foreign Service
MSFS, International Trade and Diplomacy

Dartmouth College
AB, Government